Exhibit 99.1

China New Borun Announces Third Quarter 2017 Unaudited

Financial Results

Beijing, China, November 21, 2017 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Despite a longer annual maintenance, our third quarter revenue of RMB457 million beat our previous guidance. We again generated outstanding cash flows from operations totaling RMB342 million, boosting our corn sourcing capabilities in the new corn harvest season.

Demand remains strong from a very healthy baijiu industry, and we are encouraged by an increase in the average selling price of edible alcohol, which expanded 7% sequentially from that of the second quarter, and continued to further increase in October. With our facilities back up to full speed and corn prices stabilizing this harvest season, we anticipate higher revenue and sequential margin expansion in the fourth quarter of 2017,” Mr. Wang concluded.

Third Quarter 2017 Quick View

•	Total revenue decreased 24.1% to RMB457.0 million ($68.9 million1) from RMB602.2 million in the third quarter of 2016.

•	Gross profit decreased 7.7% to RMB30.1 million ($4.5 million) from RMB32.6 million in the third quarter of 2016.

•	Net income decreased 84.2% to RMB1.3 million ($0.2 million) from RMB8.0 million in the third quarter of 2016.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.05 ($0.01) for the quarter ended September 30, 2017. Each ADS represents one of the Company's ordinary shares.

Third Quarter 2017 Financial Performance

For the third quarter of 2017, revenue decreased by 24.1% year-over-year to RMB457.0 million ($68.9 million) from RMB602.2 million in the same period of 2016. The decrease in revenue was mainly due to lower sales volume of edible alcohol and its by-products.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended September 30, 2017 were made at a rate of RMB6.6369 to USD1.00, the rate published by the People’s Bank of China on September 30, 2017. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 20.9% to RMB319.5 million ($48.1 million) in the third quarter of 2017, compared to RMB403.9 million in the third quarter of 2016. The sales volume of edible alcohol in the third quarter of 2017 decreased by 17.9% year-over-year to 77,476 tons, while the average selling price of edible alcohol decreased by 3.7% year-over-year to RMB4,123 per ton.

•	Revenue from DDGS Feed decreased by 15.5% to RMB114.7 million ($17.3 million) in the third quarter of 2017, compared to RMB135.7 million in the third quarter of 2016. The sales volume of DDGS Feed in the third quarter of 2017 decreased by 13.0% year-over-year to 70,280 tons, and the average selling price decreased by 2.9% year-over-year to RMB1,632 per ton.

•	Revenue from liquid carbon dioxide increased by 12.7% to RMB6.8 million ($1.0 million) in the third quarter of 2017, compared to RMB6.0 million in the third quarter of 2016. The sales volume of liquid carbon dioxide in the third quarter of 2017 decreased by 14.7% year-over-year to 30,042 tons, and the average selling price increased by 32.2% year-over-year to RMB226 per ton.

•	Revenue from crude corn oil decreased by 17.6% to RMB16.0 million ($2.4 million) in the third quarter of 2017, compared to RMB19.5 million in the third quarter of 2016. The sales volume of crude corn oil in the third quarter of 2017 decreased by 18.0% year-over-year to 2,529 tons, and the average selling price increased slightly by 0.4% year-over-year to RMB6,342 per ton.

During the third quarter of 2017, gross profit decreased by 7.7% to RMB30.1 million ($4.5 million) from RMB32.6 million in the same period of 2016. Gross margin for the third quarter of 2017 increased to 6.6%, from 5.4% in the same period of 2016, which was primarily attributable to the steeper decrease in average corn cost, compare with selling price of edible alcohol.

Operating income decreased by 17.7% to RMB17.4 million ($2.6 million) in the third quarter of 2017, from RMB21.1 million in the same period of 2016, primarily due to lower gross profit earned.

Selling expenses decreased by RMB0.1 million, or 11.8% to RMB0.9 million ($0.1 million) in the third quarter of 2017, from RMB1.0 million in the same period of 2016.

General and administrative expenses increased by RMB1.3 million, or 12.9% to RMB11.8 million ($1.8 million) in the third quarter of 2017, from RMB10.5 million in the same period of 2016.

Income tax expenses in the third quarter of 2017 were RMB0.4 million ($0.1 million), representing an effective tax rate of 25.0%.

Net income decreased by 84.2% to RMB1.3 million ($0.2 million) in the third quarter of 2017, compared to RMB8.0 million in the same quarter of 2016. In the third quarter of 2017, basic and diluted earnings per share and per ADS were RMB0.05 ($0.01), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of September 30, 2017, cash and bank deposits of RMB1.4 billion ($216.4 million) increased by RMB640.8 million, compared with RMB795.3 million as of December 31, 2016. Cash flows generated from operating activities for the third quarter of 2017 amounted to RMB341.6 million ($51.5 million) which was mainly generated form the decrease in inventory during the third quarter of 2017.

Financial Outlook

The Company estimates that its revenue for the fourth quarter of 2017 will be in the range of RMB520 million ($78.3 million) to RMB560 million ($84.4 million), an increase of approximately 1.3% to an increase of 9.1% over the same quarter of 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Wednesday, November 22, 2017 (9:00 p.m. Beijing time on Wednesday, November 22, 2017) to discuss the results and highlights from the third quarter 2017 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll:	800-819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	8986459

A replay of the webcast will be accessible through November 30, 2017 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode:	8986459

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Michael Tieu

Phone:	+86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email: Michael.tieu@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2016	September 30, 2017
	RMB	RMB	US$
Assets
Cash	795,329,065	1,436,113,139	216,383,121

Trade accounts receivable, net of allowance for doubtful accounts	415,621,572	370,800,566	55,869,542
Inventories	602,628,839	392,803,569	59,184,795
Advance to suppliers	245,977,475	1,039,827	156,674
Other receivables	81,055,814	60,823,803	9,164,490
Prepaid expenses	3,325,225	3,158,583	475,912
Total current assets	2,143,937,990	2,264,739,487	341,234,534
Property, plant and equipment, net	876,240,529	792,244,381	119,369,643
Land use right, net	130,460,205	128,335,773	19,336,704
Total assets	3,150,638,724	3,185,319,641	479,940,881

Liabilities and shareholders’ equity
Trade accounts payable	23,643,261	18,290,213	2,755,837
Accrued expenses and other payables	47,614,155	58,785,978	8,857,445
Income taxes payable	12,242,364	28,879,533	4,351,359
Short-term borrowings	905,170,000	853,067,011	128,533,956
Total current liabilities	988,669,780	959,022,735	144,498,597
Bonds payable: outstanding principal amount of RMB300,000,000, bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB6,830,549 and RMB5,772,426 ($869,747) as of December 31, 2016 and September 30, 2017, respectively)	293,169,451	294,227,574	43,332,079
Total liabilities	1,281,839,231	1,253,250,309	188,830,676

Shareholders’ equity
Ordinary share – par value of RMB0.0068259, 25,725,000 shares authorized, issued and outstanding as of December 31, 2016 and September 30, 2017, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	70,534,766
Retained earnings – appropriated	153,533,656	153,533,656	23,133,339
Retained earnings – unappropriated	1,247,519,969	1,310,742,892	197,493,241
Accumulated other comprehensive loss	(561,915)	(514,999)	(76,866)

Total shareholders’ equity	1,868,799,493	1,932,069,332	291,110,205
Total liabilities and shareholders’ equity	3,150,638,724	3,185,319,641	479,940,881

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$

Revenues	602,246,617	555,093,952	457,012,922	68,859,396
Cost of goods sold	569,687,921	502,561,489	426,956,487	64,330,710
Gross profit	32,558,696	52,532,463	30,056,435	4,528,686
Operating expenses:
Selling	966,076	938,979	852,375	128,430
General and administrative	10,473,339	12,294,818	11,823,704	1,781,510
Total operating expenses	11,439,415	13,233,797	12,676,079	1,909,940
Operating income	21,119,281	39,298,666	17,380,356	2,618,746

Other (income) expenses:
Interest income	(662,929)	(942,288)	(1,239,283)	(186,726)
Interest expense	11,110,400	17,558,275	16,953,914	2,554,493
Others, net	(32,000)	(25,263)	(24,023)	(3,620)
Total other expense, net	10,415,471	16,590,724	15,690,608	2,364,147
Income before income taxes	10,703,810	22,707,942	1,689,748	254,599
Income tax expense	2,675,953	5,676,985	422,437	63,650
Net income	8,027,857	17,030,957	1,267,311	190,949

Earnings per share:
Basic and diluted	0.31	0.66	0.05	0.01
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month period ended,
	September 30, 2016	September 30, 2017
	RMB	RMB	US$

Revenues	1,619,208,219	1,528,016,205	230,230,410
Cost of goods sold	1,483,111,935	1,354,722,178	204,119,721
Gross profit	136,096,284	173,294,027	26,110,689
Operating expenses:
Selling	3,257,489	2,709,695	408,277
General and administrative	33,417,617	37,750,141	5,687,918
Total operating expenses	36,675,106	40,459,836	6,096,195
Operating income	99,421,178	132,834,191	20,014,494

Other (income) expenses:
Interest income	(3,124,844)	(2,936,698)	(442,480)
Interest expense	37,984,640	51,556,934	7,768,225
Others, net	351,588	(83,275)	(12,547)
Total other expense, net	35,211,384	48,536,961	7,313,198
Income before income taxes	64,209,794	84,297,230	12,701,296
Income tax expense	16,052,449	21,074,307	3,175,324
Net income	48,157,345	63,222,923	9,525,972

Earnings per share:
Basic and diluted	1.87	2.46	0.37
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000